EXHIBIT 12.1

S o n f i e l d    &   S o n f i e l d

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	Attorneys at Law 2500 Wilcrest Drive, 3rd Floor Houston, Texas 77042-2754 www.sonfield.com Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Zimmerman Legal Assistant jennifer@sonfield.com

April 19, 2022

VirExit Technologies, Inc..

719 Jadwin Avenue

Richland, Washington 99352

Ladies and Gentlemen:

Re: Offering Statement on Form 1-A

We have acted as counsel to VirExit Technologies, Inc. (the “Company”) in connection with submitting to the Securities an Exchange Commission (“SEC”) an Offering Statement on Form 1-A (the “Offering Statement”). The Offering Statement covers the contemplated sale of up to 2,500,000 shares of common stock of the Company for gross proceeds of up to $5,000,000 (the “Shares”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

For purposes of this opinion, we have reviewed constating documents, corporate minutes and Offering Statement. We have firsthand knowledge of the authenticity of the documents reviewed.

Based on the foregoing, we are of the opinion that the Shares, Underwriters’ Warrants, and Warrant Shares have been duly authorized, and, upon issuance and sale in accordance with the terms of the Offering Statement, the shares will be validly issued and fully paid and non-assessable.

Based upon the foregoing and subject to the limitations set forth below, we are of the opinion that, when the Offering Statement becomes qualified, (a) the shares, when issued by the Company and delivered by the Company against payment as contemplated by the Offering Statement, will be duly and validly issued, fully paid and non-assessable, (b) provided the Underwriters’ Warrants have been duly executed, issued and delivered by the Company against payment therefor, as described in the Offering Statement and Underwriting Agreement, the Underwriters’ Warrants will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, and (c) the Warrant Shares, when issued and paid for in accordance with the terms of the Underwriters’ Warrants will be duly and validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours very truly,

Robert L. Sonfield, Jr.

Managing Director